WINDELS MARX LANE & MITTENDORF, LLP
156 WEST 56TH STREET
NEW YORK, N.Y. 10019
TEL: (212) 237-1000
[redacted]2) 262-1215

NEW BRUNSWICK, NJ
STAMFORD, CT
BONITA SPRINGS, FL

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

December 23, 2002

VIA FEDERAL E
(Do Not Release withou

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BHP Billiton Plc - File No. 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

Press Release – BHP Billiton Plc –Notification of Major Interests in Shares – dated 4 December 2002.

Press Release – BHP Billiton Plc –BHP Billiton Announces Hydrocarbon Discovery with Vortex-1 Well in Deepwater Gulf of Mexico – dated 5 December 2002.

Press Release – BHP Billiton Plc – BHP Billiton Announces Appointment of Computershare Limited as Global Share Registry Provider – dated 9 December 2002.

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 19 December 2002

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,

DO/eb
Enclosures

dlw 1/9

bhpbilliton

Issued by:	**BHP Billiton Plc**		
To:	**Company Announcements Office** **The London Stock Exchange** **Old Broad Street** **London EC2N 1HP** **United Kingdom**	**cc:**	**New York Stock Exchange** **Swiss Stock Exchange** **New Zealand Stock Exchange** **Johannesburg Stock Exchange** **Paris Bourse (Euronext)** **Deutsche Bank**
	Company Announcements Office **The Australian Stock Exchange** **4th Floor, 20 Bridge Street** **Sydney NSW 2000** **Australia**		
Date:	**4 December 2002**		
For Release:	**Immediately**		
Contact:	**Ines Watson + 44 (0)20 7747 3976**		

Notification of Major Interests in Shares

The following notification was received today by BHP Billiton Plc in a letter from Cater Allen International Limited, dated 3 December 2002, relating to major interests in shares of BHP Billiton Plc as at 3 December 2002:

"Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

Further to recent correspondence and in accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the date of this letter, that Cater Allen International Limited (CAIL) has no reportable interest in the ordinary shares of BHP Billiton."

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 5 December 2002

Number 60/02

BHP BILLITON ANNOUNCES HYDROCARBON DISCOVERY WITH VORTEX-1 WELL IN DEEPWATER GULF OF MEXICO

BHP Billiton today announced that it has made a natural gas discovery at the exploratory well on its Vortex prospect in the deepwater Gulf of Mexico.

Drilling on Vortex-1 began September 9, 2002, in Atwater Valley Block 261 in water depths of approximately 8,344 feet using the drillship *Deepwater Millennium*. In addition to the initial well, a sidetrack was drilled 2,900 feet west of the #1 well to a total depth of 19,330 feet. BHP Billiton holds a one-third interest and is operator of the Vortex prospect, with partners Kerr-McGee Corp. and Ocean Energy, Inc. each also holding a one-third interest.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 9 December 2002

Number 61/02

BHP BILLITON ANNOUNCES APPOINTMENT OF COMPUTERSHARE LIMITED AS GLOBAL SHARE REGISTRY SERVICE PROVIDER

BHP Billiton today announced the appointment of Computershare Limited as global share registry and employee share plan services provider to BHP Billiton Limited and BHP Billiton Plc, effective 3 February 2003. The global contract will be coordinated from a single point of contact based in Melbourne.

Details of transition arrangements will be announced in due course. In the interim period existing contact details with current providers will remain in place.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Jim Jones, Share Department
Tel: +61 3 9609 4535 Mobile: +61 419 581 217
email: Jim.Jones@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

Elizabeth Hobley, Secretariat
Tel: +44 20 7747 3854
email: elizabeth.hobley@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

19th December 2002

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

10

1.	*Name of company* **BHP BILLITON PLC**	**2.**	*Name of shareholder having a major interest* **THE CAPITAL GROUP COMPANIES, INC**
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES**	**4.**	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ANNEXED LIST**

5.	Number of shares/amount of stock acquired **34,125**	**6.**	Percentage of issued class **0.0014%** **(SEE NOTE 14)**	**7.**	Number of shares/amount of stock disposed	**8.**	Percentage of issued class

9.	Class of security **ORDINARY US$0.50**	**10.**	Date of transaction **16 DECEMBER 2002**	**11.**	Date company informed **18 DECEMBER 2002**

12.	Total holding following this notification **159,415,353**	**13.**	Total percentage holding of issued class following this notification **6.46%**
14.	Any additional information **ANNOUNCEMENT TRIGGERED BY AN AFFILIATE, CAPITAL GUARDIAN TRUST COMPANY, CEASING TO HOLD A NOTIFIABLE INTEREST**	**15.**	Name of contact and telephone number for queries **INES WATSON +44 (0)20 7747 3976**

16.	Name and signature of authorised company official responsible for making this notification **INES WATSON**
	Date of notification **18 DECEMBER 2002**

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Schedule of holdings in BHP Billiton Plc As of 16 December 2002 Capital Guardian Trust Company	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	11,745,748
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,070,969
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	29,513,311
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	700,985
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	13,814,872
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	2,904,087
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,998,572
Citibank London 11 Old Jewry London EC2R 8D8	1,022,102

As of 16 December 2002		
BHP Billiton Plc	**Number of Shares**	**Percent of Outstanding**
The Capital Group Companies, Inc. ("CG") holdings	**159,415,353**	**6.46%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	73,734,901.00	2.99%
• Capital International Limited	25,366,888.00	1.03%
• Capital International S.A.	19,704,459.00	0.80%
• Capital International, Inc.	11,331,586.00	0.46%
• Capital Research and Management Company	29,277,519.00	1.19%

Schedule A

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	8,165,620
Royal Bank of Scotland Regents House 42 Islington High St London N1 8XL UK	55,305
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	89,394
State Street Bank & Trust Co.	106,957
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	39,872
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	66,196
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,440,911
TOTAL	**73,734,901**

Capital International Limited	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	459,489
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,986,136
Northern Trust C/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	177,600
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,673,536
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	58,959
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	1,329,455
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	657,236
Citibank London 11 Old Jewry London EC2R 8DB UK	531,806

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	176,132
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,153,633
State Street Bank & Trust Co.	893,386
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	53,212
Citibank NA Toronto	345,694
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	439,620
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	744,366
Mellon Bank N.A. London Branch London United Kingdom	777,039
Northern Trust AVFC South Africa	114,832

Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	438,469
Bank One London	882,473
Clydesdale Bank plc	473,815
TOTAL	**25,366,888**

Capital International S.A.	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	28,000
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	648,401
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,503,146
Credit Suisse London Branch 24 Bishopsgate London EC2N 4BQ UK	25,755
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	427,911
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,668,847
Citibank London 11 Old Jewry London EC2R 8DB UK	107,324
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	85,446

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	120,686
Morgan Stanley	132,605
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,969,990
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	219,900
J.P. Morgan	4,720,982
State Street Bank & Trust Co.	140,481
National Westminster Bank	397,922
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	34,269
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	222,427

RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	10,385
Citibank NA Toronto	73,433
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,502,843
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	663,706
TOTAL	**19,704,459**

Capital International, Inc.	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,436,781
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	698,930
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,946,761
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	377,914
Deutsche Bank Mannheim	160,788
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	32,991
Citibank London 11 Old Jewry London EC2R 8DB UK	153,505
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	277,798

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	333,569
State Street Bank & Trust Co.	319,652
Citibank	49,647
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	122,495
Citibank NA Toronto	362,517
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	35,869
Chase Manhattan Nominee Ltd. Australia	22,369
TOTAL	**11,331,586**

Capital Research and Management Company	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,919,976
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	26,357,543
TOTAL	**29,277,519**